FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
______________________________
______________________________
REPORT OF FOREIGN PRIVATE

ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December,

2024.
Commission File Number:

001-14446
______________________________
The Toronto

-Dominion Bank
(Translation of registrant's name into English)
______________________________
c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)
Indicate by check mark whether the registrant

files or will file annual reports under cover

of Form 20-F or Form 40-F:
Form 20-F
☐

Form 40-F
☑
This Form 6-K, excluding Exhibit 99.2, Exhibit

99.3, Exhibit 99.4, Exhibit 99.5, and Exhibit

99.6 hereto, is incorporated by reference into all outstanding

Registration
Statements of The Toronto-Dominion Bank filed with the U.S. Securities and Exchange Commission.

EXHIBIT INDEX
Exhibit Description
99.1
Earnings Coverage
99.2
Q4 2024 Earnings News Release
99.3
Q4 2024 Dividend News Release
99.4
Notice

of Meeting and Record Date
99.5
CEO and CFO Certificates
99.6
Independent Auditor's Report dated December

4, 2024

FORM 6-K
SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant

has duly caused this report to be signed on

its behalf by the undersigned, thereunto

duly
authorized.
THE TORONTO-DOMINION BANK
DATE:

December 5, 2024
By: /s/ Caroline Cook
Name: Caroline Cook
Title:
Associate Vice President, Legal Treasury and

Corporate Securities